Exhibit 99.2

November 13, 2024

To:

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador Financial and Consumer Services Division (Prince Edward Island)

We have read the statements made by Gold Reserve Ltd. in the attached copy of change of auditor notice dated November 13, 2024, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated November 13, 2024.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered ProfessionalAccountants

PricewaterhouseCoopers LLP

250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, ca_vancouver_main_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.